  Exhibit 5

 SUPERVISORY COMMITTEE'S ANNUAL REPORT

Buenos Aires, March 15, 2021
To Directors and Shareholders
of Central Puerto S.A.
Dear Sir/Madam,

Acting in our capacity as members of the Supervisory Committee of Central Puerto S.A. (hereinafter, the "Committee") and pursuant to applicable regulations, we issue this report with regard to the treatment given to the matters falling under our competence during the annual period ended December 31, 2020, which are set forth in Part IV, section 110 of Law no. 26831, and in Title II, Chapter III, Part V of the Argentine Securities Commission Regulations (N.T. 2013) (hereinafter, "CNV regulations", detailed in section 3 of this report.

I.
Appointment of the Supervisory Committee

The Committee was appointed by the resolution of the Company's Meeting dated April 14, 2004.

II.
Committee's Composition

As of December 31, 2020, the Committee was composed of directors Juan José Salas, José Luis Morea and Tomás José White as members, and Jorge Eduardo Villegas and Oscar Luis Gosio as deputy members. Juan José Salas, José Luis Morea, Tomás José White and Jorge Eduardo Villegas are independent directors, according to CNV Regulations, while Oscar Luis Gosio is a non-independent director, according to said regulations.

The Committee's members' term of office is one year, and they can be reelected for an equal term. The Internal Regulations of the Supervisory Committee's Operation, (hereinafter, the "Regulations"), were adopted by resolutions of the Company's Board of Directors dated May 9, 2003, and subsequent amendments dated March 5, 2014 and August 5, 2015.

The role of the Supervisory Committee is set forth in section 110 of Law no. 26831, in CNV Regulations and in its own Regulations.

III.
Scope of the tasks performed

The main tasks performed are detailed below:

The Committee held meetings during the period ended December 31, 2020, with the regularity set forth by the Regulations, for which has received support from the legal advisor about several aspects of the Supervisory Committee's functions and responsibilities, in accordance with current regulations.

The Committee has carried out the tasks that were considered necessary with regard to its competence matters set forth in section 110 of Law no. 26831 and in CNV Regulations, which included:

1)
External Auditor's Independence

The appointment of the external auditor has been analyzed.

The proposal of professional services received to audit the financial statements as of December 31, 2020, has been assessed. The Board of Directors was suggested to appoint the firm Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global LTD.), (“EY”), as independent auditors for the period 2020.

The fulfillment of the external audit work plans has been analyzed with the information provided by them in the meetings held to analyze the quarterly balances and the annual balance.

The independence of the auditing company has been assessed, as well as its operational policies.

The services provided by the external audit have been analyzed, as well as the professional fees invoiced, which are considered reasonable with regard to the services provided.

2)
Internal Control System:

The internal audit has taken part in the Supervisory Committee's meetings and has produced the reports corresponding to the internal audit activities set forth by the Annual Work Plan, which was submitted and produced with a risk approach and focusing on its effects and impact on the Company's operations and on the accounting and financial information.

3)
Economic and financial information

The key economic and financial information that the Company discloses publicly or that it delivers to control agencies has been analyzed.

4)
Risk Management Information

General variables that affect the business regarding the protection of assets and the company's equity have been assessed.

 5)                 Professional Fees' Proposal

The Board of Directors' professional fees to be submitted before the Shareholders' Meeting have been assessed, with the members abstaining from voting regarding their own fees.

6)       Transactions with Related Parties

The transactions carried out with companies included in section 33 of Law no. 19550 and with related parties defined in section 72 of Law no. 26831 were assessed in order to define if they are included in paragraph b) of said section.

7)               Conflicts of interest:

The transactions have been analyzed to decide if they create conflicts of interest with members of the governing bodies, shareholders and frontline managers.

8)       Other relevant matters:

Among the most relevant matters assessed by the Committee are the following:

On March 10, 2020, the Committee: a) assessed the Financial Statements of the Company as of December 31, 2019; b) considered the Supervisory Committee's Annual Report from 2019; c) considered the Action Plan for the 2020 period; d) issued an opinion about the professional fees of the Board of Director, the Statutory Audit Committee and the external auditor; e) considered the CNV General Resolution no. 797/2019. Approval: i) of the general manager replacement Plan, ii) of the Guidance Plan for new directors, iii) Appointment of the legal advisory services manager as the Company's corporate secretary and iv) Dividend Distribution Policy; f) considered Internal Audit Matters and their compliance and g) approved the confirmation of the amendments to the Loan Agreements entered into by the Company and CP Manque S.A.U. and CP Los Olivos S.A.U.

On March 19, 2020, the Committee pre-approved the total fees for the professional services offered to the Company and its subsidiaries by Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global LTD.), as well as the ones already submitted and approved in April 2019.

On April 16, 2020, the Committee pre-approved: a) additional fees to the ones duly pre-approved on April 24, 2019, August 6, 2019, and March 17, 2020 with regard to the professional services provided by Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global LTD.), as well as the ones already submitted and approved in April 2019, and b) the total fees for the professional services offered by Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global LTD.) to the Company and its affiliates corresponding to year 2020.

On April 24, 2020, the Committee considered: a) the Report with the Result of the 2019 Annual Audit, b) the approval of the professional services provided to Central Puerto S.A. and its affiliates by Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global LTD.), as well as the ones already submitted and approved in April 2019, and c) Internal Audit and Compliance Matters (SOX 404 Certification) 2019.

On May 27, 2020, the Committee considered: a) the Presentation of the EY Quarterly Report about the Financial Statements as of March 31, 2020, and b) Internal Audit and Compliance Matters (Integrity).

On June 24, 2020, the Committee evaluated the purchase and acquisition by the Company of 30% of the shareholders' equity of CP Renovables S.A. from a minority shareholder, and b) Internal Audit and Compliance Matters (Integrity).

On June 26, 2020, the Committee pre-approved the additional fees for the professional services provided to the Company and its affiliates by Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global LTD.), as well as the ones already submitted on April 16, 2020.

On August 26, 2020, the Committee considered: a) the Presentation of the EY Quarterly Report about the Financial Statements as of June 30, 2020, and b) Internal Audit and Compliance matters (Integrity).

On September 4, 2020, the Committee pre-approved: a) additional fees to the ones duly pre-approved on April 16, 2020, and on June 26, 2020, with regard to the professional services provided by Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global LTD.) to the Company and its affiliates.

On November 10, 2020, the Committee considered: a) the Presentation of the EY Quarterly Report about the Financial Statements as of September 30, 2020, b) Situation of the Company with regard to BCRA regulations, Communications A 7123, 7133 and 7138, and c) Internal Audit and Compliance Matters (Integrity).

In order to perform its functions during the 2020 period, the Committee has received the corresponding reports and the requested explanations and has no observations to make.

IV.
Work Results

Pursuant to the work performed when carrying out the functions mentioned in this Annual Report regarding the period ended December 31, 2020, the Committee is able to state the following:

1)
External Audit

No observations shall be made with regard to the external auditor's independence, and their performance provided reliability to the work performed and informed to third parties.

The external auditors' fees during the period ended December 31, 2020, amounted to ARS 20,866,428, as audit services, and to ARS 1,007,724 as tax services.

2)
Internal Control System

No observations shall be made with regard to the work performed about the administrative accounting systems or internal control that could affect the information to be submitted before the Argentine Securities Commission and the markets.

3)
Economic and financial information

The Committee has no material observations to make regarding the economic and financial information publicly disclosed by the Company or delivered to control agencies.

4)
Risk Management Information

Relevant aspects regarding risk management have been included in the financial statements reported to the Argentine Securities Commission.

5)
Fees Proposal

No objections shall be raised regarding the directors' fees for their consideration in the Shareholders' Meeting.

6)
Transactions with Related Parties

Transactions with related parties were performed under typical and usual market conditions.

Juan José Salas	José Luis Morea	Tomás White